Armada Acquisition Corp. I

2005 Market Street, Suite 3120

Philadelphia, PA 19103

August 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Liz Packebusch

Re:	Armada Acquisition Corp. I
Registration Statement on Form S-1
Filed July 2, 2021, as amended
File No. 333-257692

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Armada Acquisition Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, August 12, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Stephen P. Herbert
Stephen P. Herbert
Chief Executive Officer and Director

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller